For Immediate Release

Bell renews $3 billion MTN program

MONTRÉAL, September 4, 2009 – Bell Canada (Bell) today announced the filing, with the various securities regulatory authorities in all the provinces of Canada, of a prospectus supplement to a short form base shelf prospectus dated September 3, 2009.

This filing was made to renew Bell’s Medium Term Notes (MTN) program and will enable Bell to offer up to $3 billion of MTN Debentures from time to time over a 25-month period. The MTN Debentures will be fully and unconditionally guaranteed by Bell’s parent, BCE Inc. Consistent with past practice, the MTN program was renewed so as to continue to provide Bell with financial flexibility and efficient access to Canadian capital markets.

Bell also entered into a dealer agreement with certain dealers under which the dealers have agreed to act as agents, principals or underwriters with respect to the future offering of the MTN Debentures.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities within the United States, and there shall be no offer, solicitation or sale of securities of Bell in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities mentioned in this release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility wireless, high-speed Bell Internet, Bell TV direct-to-home satellite television, Bell Home phone local and long distance, and IP-broadband and information and communications technology (ICT) services. Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

Media inquiries:
Jacqueline Michelis
Bell Media Relations
613-785-1427
jacqueline.michelis@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
514-870-4619
thane.fotopoulos@bell.ca